

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

<u>Via e-mail</u>
Henry R. Lambert
Chief Executive Officer
1725 Gillespie Way
El Cajon, California 92020

> **Re: PURE Bioscience**
> **Registration Statement on Form S-1**
> **Filed October 10, 2014**
> **File No. 333-199240**

Dear Mr. Lambert:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, the financial information you have provided does not comply with the requirements of Article 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Jeffrey C. Thacker (*via e-mail*)
         DLA Piper LLP